Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following article was made available through a link on Comcast’s website:

Wall Street Journal: Opinion: The Absurd Opposition to Media Mergers
Consolidation of content companies began in 1998, without any harm to consumers.
By Leo Hindery Jr.
Sept. 8, 2014

[link to http://online.wsj.com/articles/leo-hindery-the-absurd-opposition-to-media-mergers-1410218261]

Over the past several weeks, the Federal Communications Commission has been hearing concerns, confidentially, from media-content companies about  Comcast's proposed acquisition of  Time Warner Cable. The private meetings, reported in this newspaper on Aug. 29, come after the public-comment period ended, and are one of many indications that the commission could block the acquisition.

Yet the agency has not appeared to give the same signals about the near-identical proposed merger between  AT&T  and  DirecTV, perhaps because AT&T has far fewer cable subscribers than Time Warner does. But both of these mergers, which must be approved by the FCC and the Justice Department, are a continuation of the industry's logical progression, and both deals should be approved.

The consolidation of the media-content-distribution industry began in June 1998 when AT&T announced its intention to acquire Tele-Communications Inc. (TCI), and it has continued. No one can prove that any such mergers have harmed American consumers.

To the contrary, the U.S. now has the most robust television industry in the world thanks to the operating efficiencies these mergers have afforded. Broadband deployment is near-ubiquitous, and though it's hard for some to admit it, the pricing models have never been fairer. Viewers, employees and shareholders have all benefited.

The decades-long era of "vertical integration," wherein a media company owned material amounts of both content and distribution capacity, is essentially over. There are now only nine large companies in the U.S. distributing content and just six companies—  CBS,   Disney  -ABC, 21st Century Fox, NBCUniversal, Time Warner and  Viacom  —producing most of the nation's TV-based and movie-theater content.

The two proposed distribution company mergers—Comcast and Time Warner, and AT&T and DirecTV—are appropriate next steps. These mergers will likely produce the same positive effects for consumers. And the deals would do no harm provided that the approving government agencies require Comcast and AT&T, and other major content distributors, to treat fairly independent channels that are not aligned with one of the six dominant TV-content producers. This safeguard should be part of the FCC and Justice approvals.

But in practical terms, it is of no adverse consequence to consumers if the cable-television operator in Philadelphia and San Francisco (Comcast) is tomorrow also the cable operator in Manhattan and Los Angeles (now Time Warner). Nor is it of any adverse consequence if one of the nation's premier satellite providers (DirecTV) materially enhances its consumer offerings by merging with one of the two premier wireless and growing cable providers (AT&T).

Media-content companies are telling the FCC that the Comcast deal—but somehow not the AT&T deal—should be denied because the combined company will be too big, consumers will pay more and the amount of quality programming will shrink.

None of these objections is valid, if, again, Justice and the FCC properly do their jobs. This mostly means protecting, but not overprotecting, independent programmers and assuring Internet neutrality.

The media industry—both distribution and content production—is an indisputable beneficiary of economies of scale, to the onward benefit of consumers and shareholders alike. Big cost-savings in equipment and technology would accrue to Comcast and to AT&T from their proposed mergers.

The confidential contentions by many of the biggest entertainment companies that these mergers, especially the Comcast merger, might also diminish the amount of quality content being produced is even more absurd. Content companies are all about producing ever more and better content, not about reducing production or devaluing programming. And looking ahead, nothing can curtail the proliferation of Internet content.

Consumers and viewers won't gain a thing from regulators blocking the media-distribution industry's natural evolution.

Mr. Hindery was president and CEO of TCI,  Liberty Media  and later AT&T Broadband. He is now an investor in independent programmers.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable will commence mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.